United States

Securities and Exchange Commission

Washington, D.C. 20549

_________________

Schedule 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Gulfstream International Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

402738 108

(CUSIP Number)

September 18, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

_______________

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402738 108	SCHEDULE 13G	Page 1 of 4

(1) Names of reporting persons.	Michael N. Taglich
I.R.S. identification Nos. of above persons (entities only).
(2) Check the appropriate box if a member of a group	(a) Not Applicable
(see instructions)	(b) Not Applicable
(3) SEC use only.
(4) Citizenship or place of organization.	USA
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.	156,500
(6) Shared voting power.	338,333*
(7) Sole dispositive power.	156,500
(8) Shared dispositive power.	338,333*
(9) Aggregate amount beneficially owned by each reporting person.	494,833*
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).	Not Applicable
(11) Percent of class represented by amount in Row (9).	15.0%*
(12) Type of reporting person (see instructions).	IN

* Michael N. Taglich is a manager of, and holds a 10% interest in, Gulfstream Funding, LLC. Gulfstream Funding, LLC holds a debenture convertible into an aggregate of 333,333 shares of Gulfstream International Group, Inc. Mr. Taglich disclaims beneficial ownership of the debenture held by Gulfstream Funding, LLC, and the 333,333 shares issuable upon its conversion, except to the extent of his pecuniary interest therein. Gulfstream Funding, LLC also holds a warrant to purchase 225,000 shares of Gulfstream International Group, Inc. common stock, which warrant is not exercisable within 60 days of the date hereof. In addition to his interest in Gulfstream Funding,m LLC, Mr. Taglich is a partner of, and holds a 33.33% interest in, the Tag/Kent Partnership, which holds 5,000 shares of Gulfstream International Group, Inc. Mr. Taglich disclaims beneficial ownership of the shares held by the Tag/Kent Partnership, except to the extent of his pecuniary interest therein.

Item 1.

(a)	Name of issuer:

Gulfstream International Group, Inc.

(b)	Address of issuer’s principal executive offices:

3201 Griffin Road, 4th Floor

Fort Lauderdale, Florida 33312

Item 2.

(a)	Name of person filing:

Michael N. Taglich

(b)	Address of principal business office or, if none, residence:

700 New York Avenue, Huntington, New York 11743

CUSIP No. 402738 108	SCHEDULE 13G	Page 2 of 4

(c)	Citizenship:

USA

(d)	Title of class of securities:

Common Stock, par value $0.01 per share, of Gulfstream International Group, Inc.

(e)	CUSIP No.:

402738 108

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C.80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Item 9 of the cover page.

(b)	Percent of class:

See Item 11 of the cover page.

CUSIP No. 402738 108	SCHEDULE 13G	Page 3 of 4

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:	See Item 5 of the cover page.

(ii) Shared power to vote or to direct the vote:	See Item 6 of the cover page.

(iii) Sole power to dispose or to direct the disposition of:	See Item 7 of the cover page.

(iv) Shared power to dispose or to direct the disposition of:	See Item 8 of the cover page.

Item 5.

Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.         ☐

Item 6.

Ownership of More than Five Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8.

Identification and Classification of Members of the Group. If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9.

Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed. If required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

Item 10.

Certifications. If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

CUSIP No. 402738 108	SCHEDULE 13G	Page 4 of 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

/s/ Michael N. Taglich
Michael N. Taglich